SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE ONE HUNDRED AND EIGHTY-FIFTH EXTRAORDINARY GENERAL MEETING, HELD ON JANUARY 5, 2023

1. DATE, TIME AND PLACE: Held on January 5, 2023, at 2:00pm, Brasília time, DF, exclusively in digital form through the Zoom platform ("Digital Platform"), pursuant to articles 5, §2, I, and 28, paragraphs 2 and 3, all of the Resolution of the Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022 ("CVM Resolution No. 81").

2. CALL: The call notice was published, pursuant to article 124 of Law 6.404/1976 ("Brazilian Corporate Law"), in the Jornal Valor Econômico, on December 06, 07, and 08, 2022.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions of item 2 above, the call notice and the Management Proposal were also published and disclosed on the websites of the Company (https://ri.eletrobras.com/), the Securities and Exchange Commission of Brazil - CVM (www.cvm.gov.br) and B3 S/A – Brasil, Bolsa, Balcão (B3) (www.b3.com.br).

4. ATTENDANCE: Shareholders who participated through the digital platform and those who presented, in accordance with the legislation in force, a valid remote voting ballot, having, as an installation quorum, shareholders representing 77.07% (seventy-seven point zero seven percent) of the Company's voting capital, considering in this calculation the shares that may exercise the right to vote under the voting limitation rules provided for in its bylaws. Mr. Carlos Eduardo Teixeira Taveiros and Ms. Ingrid Palma Araújo, members of the Fiscal Council, are present for the purposes of article 164 of the Brazilian Corporate Law. Also present, for clarifications and support to the board, are Mrs. Camila Gualda Sampaio Araujo, Director of Governance, Risks and Compliance; and the teams from the Legal Superintendence, Governance Superintendence, Investor Relations Superintendence, Planning and Control Superintendence, and Accounting Superintendence of Eletrobras, as well as representatives from the law firm Tauil & Chequer associated with Mayer Brown and from the consulting firms Tattica and EY.

5. BOARD: Eletrobras' Legal Director, Mr. JOSÉ EDUARDO GUIMARÃES BARROS, took the chair of the meeting, pursuant to article 18, paragraph 7, of the Bylaws, replacing the

Chairman of the Board of Directors, Mr. IVAN DE SOUZA MONTEIRO, pursuant to the Resolution of the Eletrobras Board of Directors no. 183, of December 16, 2022, having been invited to act as secretary, Mr. RODOLFO CONSTANTINO DE TELLA.

6. AGENDA:

1. REMOVED FROM AGENDA

On January 4, 2023, the Company's Board of Directors chose to remove from the Meeting's agenda the block of resolutions concerning the redemption of class "A" preferred shares issued by the Company (item 1 on this agenda), in view of the receipt of Letter No. 3/2023/CVM/SEP/GEA-3. In this context, the votes received through remote voting ballots for the block "Redemption of PNA Shares" were disregarded, and the votes and manifestations cast in relation to the other items on the agenda remain valid.

2. CHESF Merger of Shares

(i) subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively);

(ii) subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF ("CHESF Accounting Appraisal Report");

(iii) subject to the to the approval of the resolutions in item 6 below and the resolution in subitems (i) to (iii) above, to approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report;

(iv) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY") as the appraisal firm responsible for preparing the appraisal report, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report");

(v) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report;

(vi) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09, equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the current fiscal year; and

(vii) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

3. CGT Eletrosul Merger of Shares

(i) subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively);

(ii) subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul ("CGT Eletrosul Account Appraisal Report");

(iii) subject to the approval of the resolutions provided for in item 6 below and in subitem (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of subitem (iii) of item 2 above) and the CGT Eletrosul Accounting Appraisal Report;

(iv) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY") as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report");

(v) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of subitem (v) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report;

(vi) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company's capital stock and in the total amount of BRL 3,836,285.00, equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year; and

(vii) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the CGT Eletrosul Shares Merger, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

4. <u>Furnas Merger of Shares</u>

(i) subject to the approval of the resolutions provided for in item 6 below and the resolutions in subitems (ii) to (vii) below, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. ("Furnas"), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company ("Furnas Merger of Shares" and "Furnas Protocol and Justification", respectively);

(ii) subject to the approval of the resolutions provided for in item 6 below and in

subitem (i) above for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas ("Furnas Accounting Appraisal Report");

(iii) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) and (ii) above, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under subitem (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report;

(iv) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY") as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Furnas ("Furnas Article 264 Appraisal Report");

(v) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2 or 3 above) and the Furnas Article 264 Appraisal Report;

(vi) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 and BRL 157,694,180.25, equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 to 3,236,743 new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal; and

(vii) subject to the approval of the resolutions in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

5. <u>Eletronorte Merger of Shares</u>

(i) subject to the approval of the resolution provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil ("Eletronorte"), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively; with CHESF Merger of Shares, CGT Eletrosul Merger of Shares; Furnas Merger of Shares; and Eletronorte Merger of Shares being joint referred to as the "Merger of Shares"; and the CHESF Protocol and Justification, CGT Eletrosul Protocol and Justification, Furnas Protocol and Justification and Eletronorte Protocol and Justification being jointly referred to as the "Protocols and Justifications");

(ii) subject to the approval of the resolution provided for in item 6 below and the resolution in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report");

(iii) subject to the approval of the resolution provided for in item 6 below and the in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if not already approved under subitem (iii) of item 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report;

(iv) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. ("EY") as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of Eletronorte ("Eletronorte Article 264 Appraisal Report");

(v) subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2, 3 or 4 above) and the Eletronorte Article 264 Appraisal Report;

(vi) subject to the approval of the resolution provided for in item 6 below and of the resolutions in subitems (i) to (v) above, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08, equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having

been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year; and

(vii) subject to the approval of the resolutions provided for in subitems (i) to (vi) above, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

6. Reform of the Bylaws

If any of the resolutions in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Share Mergers that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

The resolution of the matters on the agenda by the Company's shareholders is aimed to achieve Eletrobras' objective to carry out the incorporation of shares of the subsidiaries by Eletrobras, for the perception of synergy and operational gains, as well as the simplification and improvement of the organizational and governance structures of the companies involved, with the consequent improvement of the companies' positioning in the market, as better explained in the Protocols and Justification.

The matters will be put to the vote for the Company's shareholders in distinct blocks, as indicated below, so that the approval of the matters in a single block will only be effective if all other matters in the same block are approved; without, however, the non-approval of a block preventing the effectiveness of the approval of the other blocks, as follows:

(a) all the subitems of the item 2 above (CHESF Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote;

(b) all the subitems of the item 3 above (CGT Eletrosul Merger of Shares), as well as the item of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote;

(c) all the subitems of the item 4 above (Furnas Merger of Shares), as well as the item

of the item 6 above, will be considered as part of the same group of resolutions and independent of other matters submitted to a vote; and

(d) all the subitems of the item 5 above (Eletronorte Merger of Shares), as well as the item of the item 6 above will be considered as part of the same group of resolutions and independent of other matters submitted to a vote.

The blocks of matters mentioned above will be put to a vote of the Company's shareholders in the order presented above.

Thus: (i) if one of the subitems of the blocks described in items (a) to (d) above is not approved, the approval of the other subitems of the same block will be considered void; and (ii) the approval of a block can occur independently of the approval of another block.

7. **RESOLUTIONS**: The Meeting was called to order, the reading of the call notice was waived, with the full agenda, and it was approved by those present that the minutes be drawn up as a summary of the facts occurred, including dissents and protests, containing the transcription only of the resolutions taken, as provided for in the first paragraph of Article 130 of the Brazilian Corporate Law, the following resolutions are recorded. The numbers below reflect the calculation of the shares that may exercise the right to vote under the voting limitation rules provided for in its bylaws. Considering the decision of the Company's Board of Directors, on January 4, 2023, to remove item 1 - "Redemption of PNA Shares" and its sub-items from the agenda contained in the notice of the 185th Extraordinary General Meeting of Shareholders of Eletrobras, the shareholders proceeded to the deliberation of the other items on the agenda:

7.1. **CHESF Merger of Shares**

Subitem 2(i)

Approved by majority vote, considering the approvals of item 6 and subitems 2(ii) to 2(vii) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,505,220	10,067,765	39,065,537
94.974%	1.030%	3.996%

Percentages in relation to the participating capital.

Subitem 2(ii)

Approved by majority vote, considering the approvals of item 6 and subitems 2(i) of the agenda.		
Favorable votes	Contrary votes	Abstentions
905,894,085	10,067,787	61,676,650
92.661%	1.030%	6.309%

Percentages in relation to the participating capital.

Subitem 2(iii)

Approved by majority vote, considering the approvals of item 6 and subitems 2(i) to 2(ii) of the agenda.		
Favorable votes	Contrary votes	Abstentions
927,334,705	10,067,765	40,236,052
94.855%	1.030%	4.116%

Percentages in relation to the participating capital.

Subitem 2(iv)

Approved by majority vote, considering the approvals of item 6 and subitems 2(i) to 2(iii) of the agenda.		
Favorable votes	Contrary votes	Abstentions
907,068,501	10,067,765	60,502,256
92.782%	1.030%	6.189%

Percentages in relation to the participating capital.

Subitem 2(v)

Approved by majority vote, in view of the approvals of item 6 and subitems 2(i) to 2(iv) of the agenda.		
Favorable votes	Contrary votes	Abstentions
905,892,424	10,069,448	61,676,650
92.661%	1.030%	6.309%

Percentages in relation to the participating capital..

Subitem 2(vi)

Approved by majority vote, considering the approvals of item 6 and subitems 2(i) to 2(v) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,504,558	10,068,427	39,065,537
94.974%	1.030%	3.996%

Percentages in relation to the participating capital.

Subitem 2(vii)

Approved by majority vote, considering the approvals of item 6 and subitems 2(i) to 2(vi) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,504,555	10,067,765	39,066,202
94.974%	1.030%	3.996%

Percentages in relation to the participating capital.

Approved, by majority vote, the CHESF Merger of Shares, under the terms of the CHESF Protocol and Justification approved herein, including the exchange ratio of shares issued by CHESF for shares issued by the Company, in proportion to the respective interests of the shareholders in the capital stock of CHESF, with the consequent increase in the Company's capital stock in the total amount of BRL 91,895.173.09 (ninety-one million, eight hundred and ninety-five thousand, one hundred and seventy-three reais and nine cents) and the issuance of 1,886,189 (one million, eight hundred and eighty-six thousand, one hundred and eighty-nine) new common shares by the Company, all book-entry, with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year.

Pursuant to article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporate Law, the holders of class "A" preferred shares ("Class A Preferred Shares") may exercise the right of withdrawal, as well as CHESF's shareholders who rejected, abstained, were not present in the meeting that resolved on the referred Merger of Shares or did not have voting rights ("Dissenting Shareholders" and "Right to Withdraw"). The reimbursement of the value of the Dissenting Shareholders shares shall only be assured in relation to the shares that the Dissenting Shareholder was the uninterrupted and proven holder of since (i) December 5, 2022, date of the disclosure of the Eletrobras material fact informing the approval of the Management Proposal regarding the matters of this EGM (for the Class A Preferred Shares) or (ii) December 14, 2022, date

of the first disclosure of the call notice by CHESF regarding the proposed CHESF Merger of Shares; in any case until (iii) the date of the exercise of the Right of Withdrawal, pursuant to article 137, paragraph 1, of the Brazilian Corporate Law.

The Right of Withdrawal may only be exercised in relation to the totality of the shares held as of the corresponding date above by the Dissenting Shareholder, therefore partial exercise is not allowed.

The period for the exercise of the Right of Withdrawal and the date of the effective payment of the reimbursement amount to the shareholders that exercise the Right of Withdrawal will be informed in due course by means of a Notice to Shareholders.

7.2. Incorporação de Ações CGT Eletrosul

Subitem 3(i)

Approved by majority vote, considering the approvals of item 6 and subitems 3(ii) to 3(vii) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,503,534	10,068,786	39,066,202
94.974%	1.030%	3.996%

Percentages in relation to the participating capital.

Subitem 3(ii)

Approved by majority vote, considering the approvals of item 6 and subitem 3(i) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
906,003,526	10,067,765	61,567,231
92.673%	1.030%	6.298%

Percentages in relation to the participating capital.

Subitem 3(iii)

Approved by majority vote, considering the approvals of item 6 and subitems 3(i) to 3(ii) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
927,444,127	10,067,765	40,126,630
94.866%	1.030%	4.104%

Percentages in relation to the participating capital.

Subitem 3(iv)

Approved by majority vote, considering the approvals of item 6 and subitems 3(i) to 3(iii) of the agenda.		
Favorable votes	Contrary votes	Abstentions
907,177,923	10,067,765	60,392,834
92.793%	1.030%	6.177%

Percentages in relation to the participating capital.

Subitem 3(v)

Approved by majority vote, considering the approvals of item 6 and subitems 3(i) to 3(iv) of the agenda.		
Favorable votes	Contrary votes	Abstentions
906,003,603	10,067,795	61,567,124
92.673%	1.030%	6.298%

Percentages in relation to the participating capital.

Subitem 3(vi)

Approved by majority vote, considering the approvals of item 6 and subitems 3(i) to 3(v) of the agenda.		
Favorable votes	Contrary votes	Abstentions
928,614,713	10,067,795	38,956,014
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Subitem 3(vii)

Approved by majority vote, considering the approvals of item 6 and subitems 3(i) to 3(vi) of the agenda.		
Favorable votes	Contrary votes	Abstentions
928,614,044	10,067,795	38,956,683
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Approved, by majority vote, the CGT Eletrosul Merger of Shares, pursuant to the CGT Eletrosul Protocol and Justification approved herein, including the exchange ratio of shares issued by CGT Eletrosul for shares issued by the Company, in proportion to the respective interests of shareholders in the capital stock of CGT Eletrosul, with the consequent increase in the Company's capital stock in the total amount of BRL 3,836,285.00 (three million, eight hundred and thirty-six thousand, two hundred and eighty-five reais) and the issuance of 78,741 (seventy-eight thousand, seven hundred and forty-one) new common shares by

the Company, all book-entry, with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year.

Pursuant to article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporate Law, the Dissenting Shareholders may exercise the Right of Withdrawal. The reimbursement of the value of the Dissenting Shareholders shares shall only be assured in relation to the shares that the Dissenting Shareholder was the uninterrupted and proven holder of since (i) December 5, 2022, date of the disclosure of the Eletrobras material fact informing the approval of the Management Proposal regarding the matters of this EGM (for the Class A Preferred Shares) or (ii) December 26, 2022, date of the first disclosure of the call notice by CGT Eletrosul on the proposed CGT Eletrosul Merger of Shares; in any case until (iii) the date of exercise of the Right of Withdrawal, pursuant to article 137, paragraph 1, of the Brazilian Corporate Law.

The Right of Withdrawal may only be exercised in relation to the totality of the shares held as of the corresponding date above by the Dissenting Shareholder, therefore partial exercise is not allowed.

The period for the exercise of the Right of Withdrawal and the date of the effective payment of the reimbursement amount to the shareholders that exercise the Right of Withdrawal will be informed in due course by means of a Notice to Shareholders.

7.3. <u>Incorporação de Ações Furnas</u>

Subitem 4(i)

Approved by majority vote, considering the approvals of item 6 and subitems 4(ii) to 4(vii) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,614,609	10,067,795	38,956,118
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Subitem 4(ii)

Approved by majority vote, considering the approvals of item 6 and subitem 4(i) of the agenda.		
Favorable votes	Contrary votes	Abstentions
906,003,603	10,067,795	61,567,124
92.673%	1.030%	6.298%

Percentages in relation to the participating capital.

Subitem 4(iii)

Approved by majority vote, considering the approvals of item 6 and subitems 4(i) to 4(ii) of the agenda.		
Favorable votes	Contrary votes	Abstentions
927,444,201	10,067,795	40,126,526
94.866%	1.030%	4.104%

Percentages in relation to the participating capital.

Subitem 4(iv)

Approved by majority vote, considering the approvals of item 6 and subitems 4(i) to 4(iii) of the agenda.		
Favorable votes	Contrary votes	Abstentions
907,125,802	10,067,795	60,444,925
92.787%	1.030%	6.183%

Percentages in relation to the participating capital.

Subitem 4(v)

Approved by majority vote, considering the approvals of item 6 and subitems 4(i) to 4(iv) of the agenda.		
Favorable votes	Contrary votes	Abstentions
906,002,481	10,067,896	61,568,145
92.673%	1.030%	6.298%

Percentages in relation to the participating capital.

Subitem 4(vi)

Approved by majority vote, considering the approvals of item 6 and subitems 4(i) to 4(v) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,614,713	10,067,795	38,956,014
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Subitem 4(vii)

Approved by majority vote, considering the approvals of item 6 and subitems 4(i) to 4(vi) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,614,609	10,067,795	38,956,118
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Approved, by majority vote, the Furnas Merger of Shares, under the terms of the Furnas Protocol and Justification approved herein, including the exchange ratio of the shares issued by Furnas for shares issued by the Company, in proportion to the respective interests of the shareholders in the capital stock of Furnas, with the consequent increase in the Company's capital stock in the total amount of BRL 119,360,483.10 (one hundred and nineteen million, three hundred and sixty thousand, four hundred and eighty-three reais and ten cents) and the issuance of 2,449,927 (two million, four hundred and forty-nine thousand, nine hundred and twenty-seven) new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including the participation in the results of the current fiscal year.

Pursuant to article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporate Law, the Dissenting Shareholders may exercise the Right of Withdrawal. The reimbursement of the value of the Dissenting Shareholders shares shall only be assured in relation to the shares that the Dissenting Shareholder was the uninterrupted and proven holder of since (i) December 5, 2022, the date of the disclosure of the Eletrobras material fact informing the approval of the Management Proposal regarding the matters of this EGM (for Class A Preferred Shares) or (ii) December 20, 2022, date of the first disclosure of the call notice by Furnas on the proposed Furnas Merger of Shares; in any case until (iii) the date of exercise of the Right of Withdrawal, pursuant to article 137, paragraph 1, of the Brazilian Corporate Law.

The Right of Withdrawal may only be exercised in relation to the totality of the shares held as of the corresponding date above by the Dissenting Shareholder, therefore partial exercise is not allowed.

The period for the exercise of the Right of Withdrawal and the date of the effective payment of the reimbursement amount to the shareholders that exercise the Right of Withdrawal will be informed in due course by means of a Notice to Shareholders.

7.4. Incorporação de Ações Eletronorte

Subitem 5(i)

Approved by majority vote, considering the approvals of item 6 and subitems 5(ii) to 5(vii) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,614,743	10,067,765	38,956,014
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Subitem 5(ii)

Approved by majority vote, considering the approvals of item 6 and subitem 5(i) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
906,003,600	10,067,798	61,567,124
92.673%	1.030%	6.298%

Percentages in relation to the participating capital.

Subitem 5(iii)

Approved by majority vote, considering the approvals of item 6 and subitems 5(i) to 5(ii) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
927,444,199	10,067,797	40,126,526
94.866%	1.030%	4.104%

Percentages in relation to the participating capital.

Subitem 5(iv)

Approved by majority vote, considering the approvals of item 6 and subitems 5(i) to 5(iii) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
907,177,995	10,067,797	60,392,730
92.793%	1.030%	6.177%

Percentages in relation to the participating capital.

Subitem 5(v)

Approved by majority vote, considering the approvals of item 6 and subitems 5(i) to 5(iv) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
906,003,601	10,067,797	61,567,124
92.673%	1.030%	6.298%

Percentages in relation to the participating capital.

Subitem 5(vi)

Approved by majority vote, considering the approvals of item 6 and subitems 5(i) to 5(v) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,614,711	10,067,797	38,956,014
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Subitem 5(vii)

Approved by majority vote, considering the approvals of item 6 and subitems 5(i) to 5(vi) of the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,614,711	10,067,797	38,956,014
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

Approved, by majority vote, the Eletronorte Merger of Shares, under the terms of the Eletronorte Protocol and Justification approved herein, including the exchange ratio of the shares issued by Eletronorte for shares issued by the Company, in proportion to the respective interests of the shareholders in the capital stock of Eletronorte, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08 (seventy million, nine hundred and ninety-three thousand, six hundred and seventy-seven reais and eight cents) and the issuance of 1,457,177 (one million, four

hundred and fifty-seven thousand, one hundred and seventy-seven) new common shares by the Company, all book-entry, with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year.

Pursuant to article 264, paragraph 3, article 252, paragraphs 1 and 2, and article 137, item II, of the Brazilian Corporate Law, the Dissenting Shareholders may exercise the Right of Withdrawal. The reimbursement of the value of the Dissenting Shareholders shares shall only be assured in relation to the shares that the Dissenting Shareholder was the uninterrupted and proven holder of since (i) December 5, 2022, date of the disclosure of the material fact of Eletrobras informing the approval of the Management Proposal regarding the matters of this EGM (for the Class A Preferred Shares) or (ii) December 23, 2022, date of the disclosure of the call notice by Eletronorte on the proposed Eletronorte Merger of Shares; in any case until (iii) the date of the exercise of the Right of Withdrawal, pursuant to article 137, paragraph 1, of the Brazilian Corporate Law.

The Right of Withdrawal may only be exercised in relation to the totality of the shares held as of the corresponding date above by the Dissenting Shareholder, therefore partial exercise is not allowed.

The period for the exercise of the Right of Withdrawal and the date of the effective payment of the reimbursement amount to the shareholders that exercise the Right of Withdrawal will be informed in due course by means of a Notice to Shareholders.

7.5. Alteração do Estatuto Social

Item 6

Approved by majority vote, considering the approvals of items 2 to 5 on the agenda.		
Favorable votes	*Contrary votes*	*Abstentions*
928,614,711	10,067,797	38,956,014
94.985%	1.030%	3.985%

Percentages in relation to the participating capital.

As a result of the capital stock increases in the amount of BRL 286,085,618.27 (two hundred and eighty-six million, eighty-five thousand, six hundred and eighteen reais and twenty-seven cents) with the issuance of 5,872,034 (five million, eight hundred and seventy-two thousand, thirty-four) new common shares issued by the Company, resulting

from the Merger of Shares, it was approved, by majority vote, the amendment to article 4 of the Company's Bylaws, as follows:

> *"Article 4 - The capital is BRL 70,099,825,620.79 (seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents) divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand, four hundred and ninety-eight) common shares, 146,920 (one hundred and forty-six thousand nine hundred and twenty) preferred class "A" shares, 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand three hundred and ninety-three) preferred class "B" shares, and 1 (one) special class preferred share held exclusively held by the Federal Government, all without par value."*

Furthermore, the consolidation of the Company's Bylaws was approved considering all the changes approved by the shareholders in this meeting, as provided in Annex 1 of these minutes.

8. REGISTERS:

8.1. To state that Ms. Elisa de Oliveira Alves, representative of the Associação de Empregados da Eletrobras (AEEL), and Mr. Marcelo de Queiroz Perez, representative of the Associação de Empregados de Furnas (ASEF), voted against all items of the agenda;

8.2. To state that Mr. Raphael Manhães Martins, representative of Vic DTVM and of the shareholder Victor Adler, manifested the abstention of their represented parties in all items of the agenda.

9. CLOSING: There being no further business to discuss, the Chairman closed the Meeting and adjourned it for the time necessary to draw up these minutes. Once the session was reopened, the minutes were projected and read, and once they were approved, they were signed by those present (also including as signatories the shareholders who sent their voting instructions by means of a remote voting ballot or who participated through an electronic remote participation system, pursuant to art. 26 of CVM Resolution 81/2022).

Rio de Janeiro, January 5, 2023.

JOSÉ EDUARDO GUIMARÃES BARROS
Chairman

RODOLFO CONSTANTINO DE TELLA
Secretary

PATRICIA ANDRESSA CARDOSO DE BRITO e MAYARA CRISTINA MESSIAS
Bradesco, representing:

Representante de Agora Esmeralda Fundo de Investimento Multimercado; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Multi Setorial; Bradesco FIA Selecao; Bradesco FIA Selection; Bradesco FIA Smart Allocation; Bradesco FIA Super Acao; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Fundacao Amazonas Sustentavel - Fas; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco Global FIA IE; Bradesco H FI em Ações Dividendos; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Vida e Previdência S/A; Bradeseg Participações S/A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; ETF Bradesco Ibovespa Fundo de Índice; FI em Ações Aruba; Fundo de Investimento em Ações Ibovespa 157; e Fundo de Investimento em Ações Master Previdência Esg

RICARDO JOSÉ MARTINS GIMENEZ
ALFM 1, representing:

Abs Direct Equity Fund LLC; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; FP Carmignac Emerging Markets; FP Carmignac Emerging Patrimoine; IT Now Ibovespa Fundo de Índice; IT Now Idiv Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Artax Long Bias Multimercado FI; Itaú Artax Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Caixa Ações - Fundo de Investimento; Itaú Eletrobras Ações Fundo de Investimento; Itaú Excelencia Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Fundo Mútuo de Privatização - FGTS Eletrobras; Itaú Governanca Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Inflacao Multiestrategia Multimercado FI; Itaú Inflation Equity Opportunities Ações Fundo de Investime; Itaú Inflation Equity Opportunities Mult. FI; Itaú Inflation Strategy Multimercado Fundo de Investimento; Itaú Long and Short Plus Multimercado FI; Itaú Master Global Dinamico Multimercado FI; Itaú Master Global Dinamico Ultra Multimercado FI; Itaú Master Momento Ações Fundo de Investimento; Itaú Momento II Ações Fundo de

Investimento; Itaú Momento IQ Ações Fundo de Investimento; Itaú Multimercado Global Equity Hedge FI; Itaú Multimercado Long and Shorts FI; Itaú Optimus Extreme Multimercado Fundo de Investimento; Itaú Optimus Long Bias Multimercado FI; Itaú Optimus Titan Multimercado Fundo de Investimento; Itaú Phoenix Ações Fundo de Investimento; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Long Bias FIA; MG Funds 1 Blackrock Emerging Markets Equity Fund; MG Funds 1 Mfs Global Emerging Markets Equity Fund; Quantamental Hedge Master FIM; Witan Investment Trust Plc - Gqg; e World Equities.

MATHEUS FERNANDES AMORIM
Navi Capital, representing:

Itaú Navi Long Short Previdência FIM; Navi A Previdência Fundo de Investimento em Ações Master; Navi B Previdência Fife Master Fundo de Investimento em Acoe; Navi Compass Master Fundo de Investimento em Ações; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento Multimercado; Navi Long Biased Master II Fundo de Investimento Multimercad; Navi Long Short Master Fundo de Investimento Multimercado; Navi Long Short Previdência Fife FIM CP; e Navi Long Short XP Seguros Previdência FIM.

RICARDO JOSÉ MARTINS GIMENEZ
ALFM 2, representing:

Banclass Fundo de Investimento em Ações; Fundo de Investimento de Ações Dinamica Energia; e Geracao Futuro L.Par Fundo de Investimento em Ações.

THIAGO TADEU SILVA DA COSTA
Representing BNDES/BNDESPar

RAPHAEL MANHÃES MARTINS,
Representing Vic DTVM S/A; e acionista Victor Adler

BRUNA DE JESUS DIAS
Representing Citibank N.A.

ELISA DE OLIVEIRA ALVES
Representing the Associação de Empregados da Eletrobras (AEEL)

MARCELO DE QUEIROZ PEREZ
Representing the Associação dos Empregados de Furnas (ASEF)

EDSON BITAR MIRANDA PRAZERES
Shareholder

GABRIELA MEDEIROS RUDDY SANTOS
Shareholder

JOAO LAUDO DE CAMARGO
Shareholder

REMOTE VOTING BALLOT

1895 Fonds Fgr; A. D. Bus. Trust AB International Strategic Equities Series; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Aegon Custody BV; Alaska Common Trust Fund; Alaska Permanent Fund; Alliance Trust Plc; Alliancebernstein Collective Investment Trust Series; Alliancebernstein L.P; American Heart Association, Inc.; Andra Ap-fonden; Aqr Innovation Fund, L.P.; Argucia Endowment Fundo de Inv Multimercado; Argucia Income Fundo de Investimento em Ações; Arizona Psprs Trust; Asset Management Exchange Ucits Ccf; Ataulfo LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Aware Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; Barra Fundo de Investimento em Ações; Baylor College of Medicine; Bbh Gqg Partners Emerging Markets Equity Master FU; Bellevue Funds (lux) - Bellevue Emerging Markets T; Bellsouth Corporation Rfa Veba Trust; Bernstein Del Bus Trust,emerg.Mkts Ser.; Bernstein Fund, Inc. - International Strategic Equities Port; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio of Blackrock Series Fun; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Acwi EX Usa Diversified Factor Mix Fund; Blk Magi Fund; Bmo Clean Energy Index ETF; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bridgewater All Weather Sustainability 11%, LP; Bridgewater All Weather Sustainability, LP; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; Caixa de Previd.dos Func.do Banco do Brasil; California Public Employees Retirement System; California State Teachers Retirement System; Caresuper; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cibc Emerging Markets Index Fund; Citi Retirement Savings Plan; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clube de Investimento dos Empregados da Vale Investvale; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonfund Strategic Direct Series LLC - CF TT IN; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Global Share Fund 30; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the

Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Dela Depositary Asset Management B.V.; Desjardins Emerging Markets Fund; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor - Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Duke Power CO Employee Retirement Plan; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; EQ/Emerging Markets Equity Plus Portfolio; European Central Bank; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investments Money Management Inc; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; Flexshares Emerging Markets High Dividend Climate; Flexshares Emerging Markets Low Volatility Climate; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; FP Studio Total Return Fundo de Investimento em Ações; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Future Fund Board of Guardians; General Organisation for Social Insurance; General Pension and Social Security Authority; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Bloomberg; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; H.e.S.T. Australia Limited; HC Capital Trust the Emerging Markets Portfolio; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Intech Global All Country Enhanced Index Fund LLC; International Equities B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Global Low Volatility Equity Yield Fund; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All-world 3000 U; Invesco Msci Emerging Markets Esg Universal Screen; Invesco Oppenheimer Global Multi-asset Growth Fund; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Invesco Strategic Emerging Markets ETF; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Clean Energy ETF; Ishares Global Clean Energy Index ETF; Ishares Global Utilities ETF; Ishares II Public

Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Ivy Emerging Markets Equity Fund; Jana Emerging Markets Share Trust; Jeffrey LLC; Jnl Emerging Markets Index Fund; Jnl/Gqg Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Funds Latin America Equity Fund; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Investin Pro, Global Equities I; Kayne Anderson Renewable Infrastructure Fund; Kayne Anderson Renewable Infrastructure Partners,; Kolumban II - Aktien Welt; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik International Fund; Lazard Emerging Markets Core Equity Portfolio; Lazard Emerging Markets Core Equity Trust; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal & General Future World Esg Emerging Markets; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legg Mason Global Funds Plc; Leland Stanford Junior University; LF Wales PP Emerging Markets Equity Fund; LF Wales PP Global Opportunities Equity Fund; Lgiasuper Trustee; Lgps Central Global Multi Factor Equity Index Fund; Lgt Select Funds - Lgt Select Equity Emerging Markets; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Manuka Investments LLC; Mbb Public Markets I LLC; Mcic Vermont (A Reciprocal Risk Retention Group); Medical Assurance Society New Zealand Limited; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Development Funds, LLC; Ministry of Economy and Finance; Mobius Life Limited; Momentum Global Funds; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multimix Wholesale International Shares Trust; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New Airways Pension Scheme; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; NN (l) Emerging Markets High Dividend; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oaktree (lux.) Funds - Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Holdings,l.P; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario

Teachers Pension Plan Board; Optimix Wholesale Global Emerging Markets Share Trust; Pace Int Emerg Mark Equity Investments; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Pensiondanmark Pensionsforsikringsaktieselskab; People S Bank of China; Pgim Funds Public Limited Company; Pgim Qualifying Investor Funds Plc; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet CH Institucional-emerging Markets Tracker; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pinehurst Partners, L.P.; Pool Reinsurance Company Limited; Prime Super; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Pub Institutional Fund Umbrella-pub Equities Emer Markets 2; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Qsuper; Rare Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raytheon Technologies C. M. R. Trust; Redwheel International Equity Master Fund Limited; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reliance Trust Institutional Retirement Trust Series Twelve; Retail Employees S Pty. Limited; Robeco Capital Growth Funds; Russel Emerging Markets Equity Pool; Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Institutional Funds, LLC - Russell Multi-asset Core; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Rwc Emerging Markets Equity Master Fund Limited; Rwc Funds - Rwc Global Emerging Markets Fund; Rwc Global Emerging Equity Fund; Rwc Latin America Equity Fund; Safra Fundo Mútuo de Privatização - FGTS Eletrobras; Sanford C.Bernstein Fund, Inc.; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Sparta Fundo de Investimento em Ações - BDR Nível I; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Bloomberg Sasb Emerging Markets Esg Select ET; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Squadra Texas LLC; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Kuwait Inv Autority, K I Office; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfspens

Zorgverzekeraars; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Studio Icatu 49 Previdenciario FIM; Studio Icatu Previdenciario Fife Fundo de Investimento Multi; Studio Master 70 Prev Fife Fundo de Investimento Multimercad; Studio Master FIA; Studio Master II Fundo de Investimento Ações; Studio Master III FIA; Studio Master IV Fundo de Investimento em Ações; Studio Master V FIM; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; Symmetry Panoramic Global Equity Fund; Symmetry Panoramic International Equity Fund; Teacher Retirement System of Texas; Telstra Super Pty Ltd T Telstra S Sheme; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Boeing Company Employee Retirement Plans Master Trust; the Church Commissioners for England; the Coca Cola Master Retirement Trust; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Jap., Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mtbj4000; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Texas Education Agency; the Tiff Keystone Fund, L.P.; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi-asset Fund; Tj-nonqualified, LLC; Tj-qualified, LLC; TM Rwc Global Emerging Markets Fund; Tork Long Only Institucional Master FIA; Tork Long Only Master Fundo de Investimento em Ações; Tork Master FIA; Tork Prev Fundo de Investimento em Ações Fife; Total International EX U.S. I Master Port of Master Inv Port; Trinity College Cambridge; TT em M EQ F (the Fund), A Sub-fund of TT I FD Plc (the Co); TT em Unconstrained Opportunities Fund Limited; TT Emerging Markets Opportunities Fund II Limited; TT Emerging Markets Opportunities Fund Limited; TT Emerging Markets Unc Fund A Sub Fund of TT Int Funds Plc; TT Sustainable em Equity Fund, A Sub Fund of TT IN; Tucurui Fundo de Investimento em Ações; Ubs Fnd Mgt (swz) AG ON Bhf of Gotthard Inst Fnd - GL EQ; Utah State Retirement Systems; Utd Nat Relief and Works AG for Pal Refugee IN the Near East; Vanguard Emerging Markets Select Stock Fund; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investments Funds Icvc-vanguard Global Emerging M F; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Victorian Funds Man C A T F V e M T; Vkf Investments Ltd; Voya Emerging Markets Index Portfolio; Washington State Investment Board; Wells Fargo Factor Enhanced Emerging Markets Portfolio; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF. XP Investor Ibovespa Ativo Master FIA; Allure FIA -

BDR Nível I; BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Alocacao FIA; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB Afam Capital II FI Multi Crédito Privado Longo Prazo; BB Anchieta Multimercado Fundo de Investimento em Cotas de F; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB Cap Ações Fundo de Investimento; BB Cap Ibovespa Indexado FIA; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Jaqg Fundo de Investiomento MM Crédito Privado LP; BB Mar Azul Ações Fundo de Investimento; BB Montanha Magica FI Multimercado Crédito Privado LP; BB Ondina II Ações FI - BDR Nível I; BB Previdência Ações IBrX Fundo de Investimento; BB Previdência Retorno Total Fundo de Investimento em Ações; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Dividendos FIA; BB Top Ações Dual Strategy FI; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações Infraestrutura FIA; BB Top Ações Quantitativo Fundo de Investimento; BB Top Ações Valor Fundo de Inv em Ações; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Ações Dividendos FI; Brasilprev Top Valor Fundo de Investimento em Ações; Caixa ETF Ibovespa Fundo de Índice; Caixa Fundo Mútuo de Privatização - FGTS Eletrobras; Caixa Fundo Mútuo de Privatização - FGTS Migração Eletrobras; Canadian Eagle Portfolio LLC. (rv); Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA; Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Institucional BR Fundo de Investimento em Aes; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Reserva Fundo de Investimento em Ações; Constellation Sulamerica Prev Fundo de Investimento Multimer; Equitas Master Ações Previdenciario FI; Equitas Master Selection FIA; Equitas Prev Master FIA; Equitas Previdência Fundo de Investimento Multimercado; Equitas Previdenciario XP Master FIA; Equitas Selecton Institucional Master FI de Ações; Etrend All Star Brasil Master Fundo de Investimento em Ações; Fcopel Fundo de Investimento em Ações I; FDO de Inv Previd Cxa Previnvest MM RV 49; FIA Caixa Dividendos; FIA Caixa Ibovespa Ativo; FIA Caixa Sustentabilidade Empresarial Ise; FIA Paraty; FIA Pipa; FIM Santa Cristina IE Crédito Privado; FP XP Total Return Fundo de Investimento em Ações; FP Neo Total Return Fundo de Investimento em Ações; Fprv Sqa Sanhaco FIA Previdenciario; Fundo de Invest em Ações Caixa IBrX Ativo; Fundo de Investimento em Ações Caixa Brasil Indexa Ibovespa; Fundo de Investimento em Ações Caixa Eletrobras; Fundo de Investimento em Ações Caixa Infraestrutura; Fundo de Investimento em Ações CX BR IBX50; Fundo de Investimento em Ações Rva Emb IV; Fundo de Investimento em Ações Sao Conrado; Genipabu Fundo de Investimento em Ações; Grouper Equity L.L.C; JGP B Previdência Fife Master FI Multimercado; JGP B Previdência Fife Master Fundo de Investimento em Ações; JGP Brasilprev Fife Esg 100 Previdencirio Fundo de Investime; JGP Brasilprev Fife Multimercado Previdenciario Fundo de Inv; JGP Compounders Master FIA IE; JGP Equity Master FIA; JGP Equity Master FIM; JGP Esg Institucional Master Fundo de Investimento em Ações; JGP Esg Master FIA; JGP Esg Previdenciario Master FIA; JGP Esg Previdenciario XP Master FIA; JGP Hedge Master Fundo de Investimento Multimercado; JGP Long Only Institucional FIA; JGP Long Only Master Fundo de Investimento em Ações; JGP Master Previdenciario Fundo de Investimento Multimercado; JGP Max Master Fundo de Investimento Multimercado; JGP Multimercado Previdenciario Advisory XP Seguros FI; JGP Multimercado Previdenciario Icatu Fundo de Investimento; JGP Multimercado Previdenciario Itaú Master FI; JGP Previdenciario Itaú Master Fundo de Investimento em Acoe; JGP Previdenciario Red FIM; JGP Strategy Master

Fundo de Investimento Multimercado; Kiron B Previdência FIA Master Fife; Kiron Institucional Fundo de Investimento em Ações; Kiron Master Fundo de Investimento em Ações; Kiron Master Prev Long Only FIA; Kiron Previdência XP Fie Fundo de Investimento em Ações; Leblon Itaú Prev Fife FIA; Neo Navitas B Master Fundo de Investimento em Ações; Neo Navitas Itaú Prev Master FIA; Neo Navitas Master FIA; Neo Navitas Prev Master XP Seguros FIA; Shelf 539 Fic FIM CP IE; Shelf 619 Fic FIM CP IE; Shelf 824 Fic FIM CP IE; Silvio Tini de Araujo; Snapper Equity L.L.C; Spx Apache Master FIA; Spx Falcon Institucional Master FI Multimercado; Spx Falcon Master FIA; Spx Lancer Plus Previdenciario FIM; Spx Lancer Previdenciario FIM; Spx Long Bias Previdenciario Master Fundo de Investimento MU; Spx Nimitz Master FIM; Spx Nimitz Master Geral FI Multimercado; Spx Patriot Master FIA; Spx Raptor Master FI Ext MM CP; Squadra Horizonte Fundo de Investimento em Ações; Squadra Inst Fundo de Investimento em Ações; Squadra Master Ivp Fundo de Investimento em Ações; Squadra Master Long Biased FIA; Squadra Master Long Only FIA; Sv2 Equity LLC; Sv3 Equity LLC; Sv4 Equity LLC; Tijuca Fundo de Investimento em Ações; Trend ETF Ibovespa Fundo de Índice; Trend Ibovespa FIA; Trend Ibovespa Master Prev Fundo de Investimento em Ações; Trend Momentum Brasil FIA; Truxt Investments Equity Long Only Master Fund LLC; Truxt Long Bias Master FIA; Truxt Long Bias Master FIM; Truxt Long Short Master FIM; Truxt Previdência Fundo de Investimento em Ações; Truxt Valor B Previdência Fife Master FIA; Truxt Valor Master FIA; Truxt Valor Master Institucional FIA; Truxt Valor Previdência Master I FIA; XP Dividendos Fundo de Investimento de Ações; XP Familia Previdência Fundo de Investimento em Ações; XP Flechas FIA; XP Investor 30 Master Fundo de Investimento de Ações; XP Investor Equity Hedge II Master Fundo de Investimento Mul; XP Investor Fundo de Investimento de Ações; XP Investor Long Biased FIM; XP Long Biased Advisory XP Seguros P Master FIM IQ; XP Long Term Equity Master Fundo de Investimento em Ações; XP Long Term Equity Seguros Master Fife Fundo de Investiment; e XP Macro Plus Fundo de Investimento Multimercado.

CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS

BYLAWS

CHAPTER I

Name, Duration, Headquarters and Purpose of the Company

Art. 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") is a publicly-held company, with an indefinite term and governed by these Articles of Incorporation ("Articles of Incorporation") and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Eletrobras, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation ("Level 1 Regulation").

Art. 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Art. 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies ("subsidiaries"), business consortia and investee companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its managers, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER II

Capital, Shares and Shareholders

Art. 4 - The capital is R$ 70,099,825,620.79 (seventy billion, ninety-nine million, eight hundred and twenty-five thousand, six hundred and twenty reais and seventy-nine cents), divided into 2,027,011,498 (two billion, twenty-seven million, eleven thousand four hundred and ninety-eight) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) preferred shares of class "A", 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) preferred shares of class "B" and 1 (one) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I. common, in nominative form, with the right to one vote per share;

II. class "A" and "B" preferred, in the nominative form, without the right to vote at the Shareholders' Meetings, except for legal cases; and

III. 1 (one) preferential special class, held exclusively by the Federal Government, without the right to vote at the Shareholders' Meetings, except for the right of veto established in paragraph 3 of art. 11 of these Articles of Incorporation.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission - CVM.

Paragraph 4 - The voting rights of common shares at Shareholders' Meetings shall be applied in compliance with the limits set forth in these Articles of Incorporation.

Art. 5 - Eletrobras is authorized to increase its capital up to the limit of R$100,000,000,000.00 (one hundred billion reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive rights or with reduction of the term referred to in article 171, paragraph 4 of Law

6.404/1976, as amended ("Brazilian Corporation Law"), whose placement is made through sale on the stock exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders' Meeting, under the terms established by law.

Art. 6 - It is forbidden for any shareholder or group of shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph – If the preferred shares issued by Eletrobras confer voting rights under the terms of art. 111, § 1, of Law No. 6.404, of 1976, the limitation contained in the *caput* of this art. 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the *caput* of this article.

Art. 7 - It is forbidden to enter into shareholders' agreements aimed at regulating the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in art. 6, sole paragraph.

Paragraph 1 - The Company shall not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Articles of Incorporation.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in arts. 6 and 7 of these Articles of Incorporation, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of art. 11 of these Articles of Incorporation.

Art. 8 - For the purposes of these Articles of Incorporation, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II - If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III - Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV - Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same managers or managers, or whose managers or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis, shall be considered as a group of shareholders.

Paragraph 2 - In addition to the provisions of the *caput* and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's *Depositary Receipts* program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the *caput* or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in arts. 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Articles of Incorporation, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of Eletrobras.

Art. 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 30% (thirty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 100% (one hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole Paragraph. The obligation to make a public offer of acquisition, under the terms of the *caput*, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of 30% (thirty percent) of the voting capital of the Company.

Art. 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 50% (fifty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 200% (two hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph – The obligation to make a public offer for acquisition, under the terms of the *caput*, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company.

Art. 11 - Preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in the reimbursement of capital and in the distribution of dividends.

Paragraph 1 - The preferred shares of class "A", which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, these incidents at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class "B", which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, these incident at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on art. 3, item III, subparagraph 'c', of Law No. 14.182, of 2021, with art. 17, §7, of Law no. 6.404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Articles of Incorporation for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in arts. 6 and 7 of these Articles of Incorporation.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph
5.

Paragraph 5 - Class "A" and class "B" preferred shares shall be entitled to receive a dividend, for each share, at least 10% (ten percent) greater than that attributed to each common share.

Art. 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of art. 5.

Art. 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Art. 14 - Eletrobras may issue non-convertible securities and debentures.

Art. 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal, subject to the applicable legal and regulatory provisions.

Art. 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary Shareholders' Meeting, regardless of approval at the Special Meeting of the shareholders

of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders' Meeting

Art. 17 - The Annual Shareholders' Meeting shall be held within the first 4 (four) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V – establish the annual global amount of the remuneration of the managers and members of the Advisory Committees to the Board of Directors.

Art. 18 - In addition to the matters provided for in Law No. 6.404 of 1976, the Shareholders' Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders' Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to arts. 6 and 7 of these Articles of Incorporation.

Paragraph 3 - For the purpose of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representative so wishes.

Paragraph 6 - The abstention from voting, when it occurs, must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders' Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Art. 19 - The shareholder may be represented by a proxy at the Shareholders' Meetings, pursuant to art. 126, § 1 of Law No. 6.404, of 1976.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders' Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited in a timely manner at the headquarters of Eletrobras.

CHAPTER IV

Management

Art. 20 - The Management of Eletrobras, in the form of these Articles of Incorporation and the governing legislation, is the responsibility of the Board of Directors and the Executive Board.

Art. 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders' Meeting or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Articles of Incorporation, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Art. 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by the legislation, by these Articles of Incorporation and, as applicable, by the internal regulations of the Company that provide for indications of managers and fiscal directors.

Paragraph 1 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and

III - of a person who holds a position in a union organization.

Paragraph 2 - The legal and integrity requirements shall be analyzed by the People Committee.

Paragraph 3 - The managers and members of the statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to 30 (thirty) days, counted from the election, which will include the submission of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and other internal regulations issued by the Company.

Paragraph 4 - If the term of investiture is not signed within 30 (thirty) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on corporate law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 7 - When taking office, the administrator must subscribe to the Managers' Term of Consent, in accordance with the provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Art. 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to art. 156 of Law 6.404 of 1976, and the accumulation of the positions of chairman of the board of directors and president of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Art. 24 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

Art. 25 - The Board of Directors and the Executive Board shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in art. 26 of these Articles of Incorporation.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras's management, to call the meetings of the Board of Directors and the Executive Board.

Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Art. 26 - The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:

I - constitution of new companies through the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of art. 3 of these Articles of Incorporation;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends.

Art. 27 - The members of the Board of Directors and the Executive Board shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its managers, present and past, in addition to maintaining a permanent insurance contract in favor of these

managers, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III – employees and agents, present and past, who legally act by delegation of the Company's managers.

Paragraph 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's managers, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company's social interest;

IV - indemnities arising from social action provided for in article 159 of the Brazilian Corporation Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6.385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Managers and Fiscal Directors, as well as to the former managers and former directors, the knowledge of information and documents contained in the Company's records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former managers and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER V

The Board of Directors

Art. 28 - The Board of Directors shall be composed of nine (9) members, elected by the Shareholders' Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including:

I - a director elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and

II - a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them.

Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders' Meeting may exercise the right to choose separately.

Paragraph 2 - The Board of Directors shall be composed of at least 5 (five) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders' Meeting that elects him, observing the Regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management's proposal for the Meeting.

Paragraph 4 - The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Articles of Incorporation.

Art. 29 - The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.

Art. 30 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last 12 (twelve) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.

Paragraph 2 - In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders' meeting.

Art. 31 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company's business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V – express an opinion on the management reports, as well as on the accounts of the Executive Board;

VI - submit to the Annual Shareholders' Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders' Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item "general matters";

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV - approve its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct and Integrity of the Eletrobras companies, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, succession, strategy, finances, securities trading and disclosure and use of relevant information, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of managers and personnel;

XV - elect and dismiss, at any time, the members of the Company's Executive Board;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program and establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, annually, the individual and collective performance of the managers and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;

XX - approve indications, proposed by the Executive Board, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in

which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board;

XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders' Meeting, fall under its purview;

XXII – decide on the omitted cases of these Articles of Incorporation and delegate to the Executive Board matters within its purview not included in the list of legal attributions of the Board of Directors;

Risks, internal controls and compliance:

XXIII - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXIV - approve the annual work plan of the Internal Audit;

XXV - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other acts;

Legal acts and business:

XXVI - express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXVII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXVIII - approve the transfer of ownership of the Company's assets, constitution of real liens and the provision of guarantees to obligations of third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;

XXIX – choose and dismiss the independent auditors;

XXX – resolve on the Company's strategic trademarks and patents;

XXXI - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulations, and also considering the Company's social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;

XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIII - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;

XXXIV - approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXV - determine the distribution and redistribution of charges and duties among the members of the Executive Board;

XXXVI - grant leave or license to the President of the Company, including paid leave;

XXXVII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XXXIX - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;

XL - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLI - authorize the incorporation of wholly-owned subsidiaries, the Company's interests in subsidiaries or affiliates, the transfer or termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLII - resolve on the association referred to in paragraph 1 of art. 3 of these Articles of Incorporation;

XLIII - resolve on the shareholders' agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to art. 118 of Law 6.404/1976; and

XLIV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition ("OPA") that has as its object the shares issued by the company, within 15 (fifteen) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Articles of Incorporation and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board, with the support of the People Committee; and

III - propose to the Board of Directors appointments to compose the advisory committees, including external members.

Art. 32 - The Board of Directors, for the better performance of its functions, may create transitional committees or working groups with defined objectives, being composed of members of the Board of Directors and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board, namely:

I - People Committee;

II - Strategy, Governance and Sustainability Committee;

III - Audit and Risk Committee.

Paragraph 2 - The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;

Art. 33 - The purpose of the Audit and Risk Committee is to advise the Company's Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its articles of incorporation, approved by the Board of Directors, for analysis and manifestation on the following matters:

I - give an opinion on the hiring and dismissal of independent audit services;

II - supervise the activities: a) of the independent auditors, in order to evaluate their independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company's financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with the management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare a summary annual report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is a significant divergence between the company's management, the independent auditors and the CAE in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures to protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Statutory Fiscal Council shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the sector of the Company, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by the CVM, and all its members shall be independent, among these, at least one (1) shall be an independent Board Member of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulation, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risk Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risk Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the board of directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating the performance of said report.

Paragraph 5 - The Audit and Risk Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Art. 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of managers and fiscal directors.

Sole paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the managers and members of the advisory committees and in the proposals and other matters related to personnel policy.

Art. 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Articles of Incorporation.

CHAPTER VI

The Executive Board

Art. 36 - The Executive Board, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to 15 (fifteen) Executive Vice-Presidents, of a statutory nature, residing in the country, respecting the minimum of 3 (three) members, with a unified management term of 2 (two) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions of subsidiaries and affiliates of the Company and in management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed 65 (sixty-five) years of age on the date of the election cannot be elected to occupy a position on the Executive Board, except in exceptional cases duly justified and approved by the Board of Directors.

Art. 37 - The members of the Executive Board may not depart from the position for more than thirty consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-Presidents shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board, who shall act until the election and investiture of the new President.

Art. 38 - It is incumbent upon the Executive Board and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments

Art. 39 - The Executive Board is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance result of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras's costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board or its members, approving the respective operating rules, attributions and limits of competence for performance;

VII - define its Internal Regulations and any changes;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President.

X - delegate competence to the Executive Vice Presidents to decide, in isolation, on issues included in the duties of the Executive Board;

XI - delegate powers to Executive Vice Presidents and employees to authorize expenses, establishing limits and conditions;

XII - define the staffing of the Company's areas;

XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;

XIV - Ensure the implementation of the Company's strategic plan and multi-annual plans and annual spending and investment programs with the respective projects, respecting the approved budget limits;

XV - Monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - Monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risk Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII - approve the Company's quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establish voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber – CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulations, and also considering the Company's social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;

XXV - approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to art. 118 of Law 6.404/1976.

CHAPTER VII

Duties of the President and the Executive Vice-Presidents

Art. 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board;

II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' boards of directors;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of the strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President, as well as appoint representatives, attorneysin-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice Presidents and to attorneys-infact or employees of Eletrobras, in accordance with the scope defined by the Executive Board; and

VII - coordinate the activities of the members of the Executive Board.

Art. 41 - The duties of the other Executive Vice-Presidents are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board.

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of
Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Art. 42 - The Executive Vice President who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and financial institutions, as well as regulatory bodies of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER VIII

The Fiscal Council

Art. 43 - The Fiscal Council, of non-permanent operation, when installed by the shareholders' meeting, in the form of the law, shall consist of 3 (three) to 5 (five) members and their respective alternates,

elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual shareholders' meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Articles of Incorporation and, as applicable, in the Company's internal regulations that provide for indications of managers and fiscal directors.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, 1 (one) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express adherence and commitment to comply with the Code of Ethical Conduct and Integrity of Eletrobras Companies and other internal regulations issued by the Company.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporation Law.

Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the managers and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the managers, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if they do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the managers delay this call for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters that they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII - examine the financial statements for the fiscal year and give an opinion on them;

VIII - approve its Internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;

X - perform the duties of items I to VIII during any liquidation of the Company; and

XI - perform the annual self-assessment of its performance.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the
Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Art. 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER IX

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Art. 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risk Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risk Committee, the Executive Board and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Art. 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER X

Fiscal Year and Financial Statements

Art. 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Articles of Incorporation and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to art. 9, § 7, of Law
No. 9249, of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Art. 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least 25% (twenty-five percent) of the balance of net income for the year, obtained after deducting the legal reserve referred to in the caput of this article, will be distributed as a dividend to all shareholders of the Company, pursuant to paragraph 1 of art. 49;

II - up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital.

Art. 51 - The Board of Directors, at the proposal of the Executive Board, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Art. 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board, reverting to Eletrobras those that are not claimed within 3 (three) years after the date of commencement of payment.